Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7:   Protection of Confidential Trading Information

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

■ Yes   ☐ No

If yes, explain how and under what conditions.

A Subscriber may consent in writing to the disclosure of its confidential trading information (CTI) to any Person for purposes of supplying execution messages for clearing and/or risk management, or other bona fide business purposes as agreed between UBS ATS and the Subscriber. Subscribers can send this consent in writing to ats@ubs.com.

When written consent is received, the UBS ATS Supervisor or delegate will use that consent to request configuration changes on behalf of the Subscriber so that CTI is sent to the Persons requested by the Subscriber. These configuration changes are coordinated between UBS ATS, the Subscriber and Persons receiving CTI.

As noted in Part II, Items 6 and 7, UBS does not consider information of an aggregated and anonymized nature (e.g., aggregated and anonymous order and execution statistics (see Part III, Item 26), advertisements, etc.) to be CTI. Post-Trade CTI can be aggregated across the entire ATS, by sector, by order type, by market capitalization, by size, by symbol or any other criteria deemed appropriate by the ATS Desk. This Post-Trade CTI can be aggregated and anonymized on a daily, weekly, monthly, quarterly, semi-annually, or annual basis. Although not considered CTI, the UBS ATS does allow Subscribers to restrict advertisement of their aggregated and anonymous execution information. ~~Subscribers can send an email to ats@ubs.com to opt out of advertising their execution information in an aggregated and anonymous manner. When written notice to restrict advertisements is received, the UBS ATS Supervisor or delegate will use that notice to request configuration changes on behalf of the Subscriber to restrict their execution information from being included in the aggregated and anonymous execution information that is advertised. These configuration changes will be reviewed by the ATS Desk to ensure proper completion, and the Subscriber will be notified once complete.~~

The Broker Dealer Operator advertises Class A Indirect, Class B Direct, and Class B Indirect Subscribers' executed shares, through various advertising channels, in an aggregated and anonymized fashion on a per symbol basis at the end of each trading day.

Class A Direct Subscribers' executed shares will be advertised by the Broker Dealer Operator through various advertising channels, in an aggregated and anonymized fashion on a per symbol basis either in near real time or at the end of each trading day, but not both.

The UBS ATS allows Class B Direct and Class B Indirect Subscribers to request that their transactions be excluded from the advertisement of aggregated and anonymous execution information. Subscribers can send an email to ats@ubs.com to opt out of advertising their execution information in an aggregated and anonymous manner. Class A Indirect Subscribers should contact their account manager to request that their transactions be excluded from the advertisement of aggregated and anonymous execution information.

Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Class B Direct and Indirect Subscriber fees are standard and publicly disclosed on the UBS ATS website at www.ubs.com/ats. Class B Direct and Indirect Subscriber fees are as follows:

- Agency Broker-Dealers are charged a fee of $0.0010 per share to add liquidity or remove liquidity.
- Proprietary Broker-Dealers are charged a fee of $0.0005 per share to add liquidity and $0.0010 per share to remove liquidity.
- Retail Broker-Dealers are not charged a fee for either adding or removing liquidity.

Class A Direct Subscribers are not charged an ATS fee.

There are no additional fees charged by UBS for connectivity to the UBS ATS Please note, however, that a third party service provider, such as Equinix, may charge Subscribers a fee to establish connectivity.

UBS ATS (UBSA) is assessed certain regulatory fees from time-to-time, including fees relating to the Consolidated Audit Trail (CAT). These regulatory fees are externally imposed and do not represent a charge or fee assessed by UBSA for its trading services. UBSA serves as the "CAT Executing Broker" only when it acts as agent for Subscribers buying securities. UBSA passes through to the buying Subscriber these CAT-related fees that UBSA is assessed on behalf of those buying Subscribers. All CAT and other regulatory fees charged to UBSA as an execution venue will be passed back to Subscribers without a markup.